UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




Commission file no. 0001080759


                        VANCOUVERS FINEST COFFEE COMPANY
                 (Name of Small Business Issuer in Its Charter)



                  Nevada                               "Applied for"
     -------------------------------                   -----------------
     (State or Other Jurisdiction of                    (I.R.S. Employer
     Incorporation or Organization)                  Identification No.)P.O

  P.O Box 28567 - 4050 East Hastings St.
       Vancouver, B. C.,  Canada                             V5C 2H9
    ------------------------------                         ------------
 (Address of Principal Executive Officer)                   (Zip Code)

                                 (604) 970-7892
                           ---------------------------
                           (ISSUER'S TELEPHONE NUMBER)




Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (TITLE OF CLASS)

                                                           TABLE OF CONTENTS


    Item                                                                   Page
   ------                                                                  ----
                                     PART 1
    Item 1    Description of Business                                        3
              Management's Discussion and Analysis or Plan
    Item 2              of Operation                                         24
    Item 3    Description of the Kiosk System                                27
              Security Ownership of Certain Beneficial
    Item 4              Ownership and Management                             27
              Directors, Executive Officers, Promoters and
    Item 5              Control Persons                                      29
    Item 6    Executive Compensation                                         31
    Item 7    Certain Relationships and Related Transactions                 32
    Item 8    Description of Securities                                      33

                                     PART 11
              Market Price of and Dividends on the Registrant's
    Item 1              Common Equity and Other Stockholders Matters         35
    Item 2    Legal Proceedings                                              36
    Item 3    Disagreement With Accountants and Financial Disclosure         36
    Item 4    Recent Sales of Unregistered Securities                        36
    Item 5    Indemnification of Directors and Officers                      38

                                    PART F/S
              Financial Statements                                           40

                                    PART 111
    Item 1    Index to Exhibits                                              49
    Item 2    Description of Exhibits                                        49



                       ---------------------------------


                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1

Vancouver's Finest Coffee Company (the "Registrant" or the "Company") is filing this Form 10-SB on a voluntary basis to:

     (1)  provide current, public information to the investment community;

     (2)  to expand the availability of secondary  trading  exemptions under the
          Blue  Sky  laws  and  thereby   expand  the  trading   market  in  the
          Registrant's securities, and

     (3)  to  comply  with   prerequisites   for  listing  of  the  Registrant's
          securities on NASDAQ.


ITEM 1. DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE REGISTRANT


         The Registrant, a Nevada corporation, was incorporated on September 15, 1998. The Registrant has no subsidiaries and no affiliated companies. The Registrant's executive offices are located at P.O. Box 28567 - 4050 East Hastings St., Vancouver, B. C., Canada, V5C 2H9


         The Registrant is in the development stage, being a company that is in the early stages of starting a kiosk system for the distribution of coffee and coffee related products.

         The Registrant is seeking a quotation on the OTC Bulletin Board. Upon being deemed a registered company, management anticipates filing the necessary information and documents with the NASD. Presently the Registrant has no market maker and management has not discussed with any market maker or registered broker any aspects of the Registrant's operations.

         To management's knowledge, the Registrant has not been subject to bankruptcy, receivership or any similar proceedings.

         The Registrant has no revenue to date from the development of its kiosk system, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop its kiosk system to a stage where a decision can be made by management as to whether the project will be successful and what further action should be taken to develop the system into a profitable enterprise. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital from the sale of its capital stock or in otherwise raising substantial capital.

All dollar amounts stated in this document are in US dollars unless otherwise noted.

PLANNED BUSINESS

         Much of the discussion contained in this section is "forward looking". Actual results may materially differ from the Registrant's plans as currently contemplated.

         Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE
UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

Overview of Registrant's Operations

         The Registrant is a start-up company founded for the purpose of building a retail premium coffee business that sells premium quality coffee drinks through Company-owned and operated retail kiosks. The Registrant's objective is to establish itself as the leading purveyor of premium coffee kiosks in the Greater Vancouver Area, a market that is not fully exploited at the current time. Nevertheless, there is definite competition from such retail store outlets as Starbucks Coffee, The Second Cup, Blenz Coffee, Murchie's Tea & Coffee Ltd. and an assortment of other establishments.

         The Registrant's plan is to locate twenty-five company-owned and operated retail kiosks in the Greater Vancouver Area in a period of two years. The twenty-five kiosks will be centrally located and clustered in close proximity to achieve operating and marketing efficiencies and to enhance awareness of the VANCOUVER'S FINEST COFFEE COMPANY brand. The Registrant will locate the twenty-five kiosks in high-foot traffic, high-visibility, key intercept market locations.

         The Registrant will offer only the highest-quality coffee, at the same time providing the service as quickly as possible, realizing the demand for coffee drinks to people on the go. All types of espresso coffee drinks will be served, including iced coffee drinks and various types of premium blended and ground coffee. The design of VANCOUVER'S FINEST COFFEE COMPANY kiosks will reflect the Registrant's principal position, that of a local specialty coffee company, reflecting the feel and style of the city, while providing convenient and quick access to gourmet coffee drinks.


Industry Overview

         Coffee consumption is a commonly accepted, worldwide practice dating back more that 500 years. Coffee appeals to people across virtually all demographics - young and old, male and female, lower to upper income, mainstream to fringe, and a wide range of nationalities and ethnic origins. As a result, the retail market for coffee beverages is continuously growing and highly fragmented, both globally and in the United States and Canada.

         Specialty coffee represents a large and rapidly growing market as well, with numerous favorable dynamics fueling such growth. Specialty coffees provide consumers with a considerably higher quality coffee experience for relatively little additional cost. This results in:

          o    Significant perceived value

          o    Price inelasticity

          o    Staying power

         According to the Specialty Coffee Association of America (the SCAA) specialty coffee sales in the United States - have soared from approximately $45,000,000 per year in 1969 to an estimated $2,000,000,000 annually in 1998.
This presents a compound annual growth rate of approximately 15% over the course of 30 years. Sales are expected to approach $5,000,000,000 annually by the turn of the century, a compounded annual growth rate of more than 30% for the remainder of the decade. The SCAA expects industry growth not to peak until around the year 2010.

         The results for Canada are not as dramatic as in the United States but coffee consumption is a thriving business and there appears no reason that this trend will diminish. The majority of outlets in Vancouver, British Columbia are retail in nature, being the typical walk-in coffee shops.

         The SCAA analysis concludes that coffee cafes, including espresso bars, kiosks and carts will constitute the fastest growing distribution channel for specialty coffee well into the coming years. The SCAA projects that more than 2,500 coffee cafes, approximately 3,000 espresso bars, and an estimated 4,500 espresso kiosk and carts, which combined totals more than 10,000 retail specialty coffee cafes in operation by the year 2000. Even at 10,000 units, the market remains far from saturated. One publicly traded specialty coffee retailer has estimated the potential market for specialty coffee cafes in the United States alone at 40,000 units.

         In Canada and especially in British Columbia, the statistics are not as spectacular as shown above in the United States. Nevertheless, the market has not yet been saturated. There are numerous kiosk style coffee distributors in various locations in the lower mainland of British Columbia but these are mainly single owner-operations. Very few of these operators have more than one location and none have attempted to build a larger base of kiosks specializing in their own coffee brands.

         The SCAA cites three factors fueling the rapid anticipated growth of specialty coffee sales through cafes, bars, kiosks, and carts:


          o Selling specialty coffee by the cup offers high gross profit margins;

          o Espresso-based beverages are difficult for consumers to prepare correctly at home; and

          o Existing food service locations are slow to upgrade their product quality to the level of specialty coffee.

         The Wall Street Journal, in an article published August 19, 1996 entitled "Coffeehouse Attract the Skateboard Set", highlights the extent to which employees are leaving their offices to purchase coffee from specialty shops. The Article states that "a lengthy jaunt to the local coffee house is a perk many businesses can't afford to offer." By offering high quality specialty coffee services through a kiosk located in the office complex itself, time spent on coffee "escapes" is reduced, with people bringing their coffee back to the workplace rather than sit in a coffee house.

Coffee Drinkers

         With the increasing pace and pressures of everyday life, specialty coffee fits within the "affordable luxury" or "small self indulgence" categories, and directly addresses a significant trend among consumers to make low-cost, self-rewarding purchases to temper daily stresses. The Wall Street Journal, in an article published on August 8, 1998 entitled "Outrageous Perks:
Coffee Breaks Become Coffee Escapes", has described the specialty coffee break during work as an "escape", and according to a Business Week article on March 17, 1997 entitled "Grabbing Bargains - and a $2 Cup of Coffee", Ernst & Young points to affordable luxuries, such as specialty coffee, as one of the biggest trends in the late 1990's.

         The trend towards desiring affordable luxuries has also spurred a secular change in eating patterns, with more people dining out for convenience, lack of time, and/or relief from the responsibilities of preparing and cleaning up after meals. Outside-the-home specialty coffee consumption fits directly into this pattern, with many people relying on a "latte and a muffin on the run" as their only morning nutrients.

         All types of demographics make up the typical gourmet coffee drinker:

          o The aging of baby-boom generation demonstrates an affinity for specialty coffee, and they correlate with high education and income levels. As a result, the specialty coffee market is benefiting from the large amount of disposable income in this demographic grouping.

          o With the increased scrutiny of alcohol consumption by younger people, many teenagers and college student have turned to specialty coffee bars for socializing. Such consumers are often first-time coffee drinkers, and are adopting preferences for specialty coffee beverages.

          o Increasingly lengthy and/or frequent breaks from work provide a demand for specialty coffee drinks which can be taken back to the office.

The Registrant's Strategy

         Each element of the Registrant's strategy is designed to differentiate and reinforce the VANCOUVER'S FINEST brand and to engineer a high degree of loyalty among Registrant's customers. The basis of the Registrant's strategy includes:

Highest Quality Coffee Drinks and Service

         The Registrant will offer only premium coffee to the customer, while trying to minimize lead time, in a convenient and easily accessible location.

Coffee Drinks, Beverages and Baked Goods Only

         The Registrant will sell only coffee drinks, tea and juices, as well as freshly baked goods. The Registrant will not sell coffee merchandise, such as espresso machines, nor will it sell whole or ground beans. The focus is on producing a high quality coffee drink, in as little time as possible.

Retail Kiosks Concept

         The Registrant will sell its specialty coffees through company-owned and operated kiosks. The small size of the kiosk, approximately six feet long, three feet deep and four feet high, enable the kiosks to be located in non-traditional, key intercept market locations. The low cost and ease of relocation of these kiosks, enables a short lead time from the setup to the delivery of coffee drinks to the customer.

         Standard equipment on the kiosk includes a two-group espresso machine, two espresso grinders, a coffee brewer, blender, and cash register, and display rack for baked goods and other non-coffee items. The basic kiosk is finished in traditional British Columbia cedar resulting in an upscale design and localized feel.

         Retail kiosks located within downtown buildings will likely be open from 8 a.m. to 6 p.m. five days per week. Other kiosks, those located in shopping centers or transportation terminals, for example, will likely be open to 9 p.m. or later, seven day per week. The typical staff per retail kiosk will consist of one full-time kiosk manager and two full-time employees. Each employee will be trained to be knowledgeable about premium gourmet coffee. Retail kiosk operation will be sales-driven, with training emphasis on customer service.

Retail Kiosk Design and Cost

         The kiosk design will be upscale, emphasizing VANCOUVER'S FINEST branding and style. The kiosk design will reflect the Registrant's principle position, of that of a local coffee company, representing the feel and the attitude of the city and west coast. The cost of building and equipping a kiosk had been estimated as follows (figures stated in US dollars):

          Cost to build the kiosk including B.C. fir, metal,
              glass, arborite and labor                           $   8,500
          Logo design for kiosk, cups and napkins (i)                 2,000
          Two group express machine - $500 each                       1,000
          Two express grinders - $450 each                              900
          One coffee brewer                                             500
          One blender                                                   350
          One cash register (ii)                                      3,000
          Two display racks - $200 each                                 400
          Miscellaneous                                               1,350
                                                                     ------
                           Total cost                              $ 18,000
                                                                     ======

          (i)  The Registrant's logo has already been designed.
          (ii) Consideration will be given to renting the cash register rather than purchase it.

 Retail Kiosk Operation

         Retail kiosk operations will be service driven, with emphasis on personalized service while providing a quality product to the customer.

Coffee

         Though many specialty coffee companies perform their own roasting at centralized facilities, the Registrant has chosen to contract out roasting for the following reasons:

1. Eliminates the need for substantial up-front investment as well as subsequent investment to follow geographic proliferation of retail sites;

2. Premium coffee grounds are widely available throughout the country at cost-effective rates by wholesalers focused entirely on providing the best premium coffee at the most competitive prices, while providing a steady and predictable supply;

3.   Shifts inventory expense and risk to the roaster;

4. Eliminates environmental compliance cost and liability for emissions generated during the roasting process; and

5.   Frees the Registrant to focus on executing its delivery model.

         For both its brewed and espresso beverages, the Registrant plans to use only the premium "Arabica" species of coffee. At present, the brewed coffee would consist of 100% Columbian Supremo, selected because among the approximately 30 varieties of specialty coffee world wide, this one commands approximately 40% to 50% of the premium segment, and is readily available on a contract basis. The Registrant will engage in testing other brewed coffee varieties in order to provide greater consumer choice and enhance consumer perception of VANCOUVER'S FINEST expertise in specialty coffee. To represent typical west coast style, the Registrant plans to use a proprietary dark roast.

         Coffee in green bean form is a commodity, and is subject to commodity price swings, caused by weather conditions, political climate, and similar supply and demand factors. It is sometimes assumed that margins for specialty coffee companies are vulnerable to the same factors. However, the price of green coffee will represent only about 9% of the Registrant's cost of goods sold for specialty coffee beverages. As a result, if green coffee prices were to double, the Registrant's costs would increase by only approximately 5 cents per drink, and generally an increase of such size would be passed along to the customer.

         Although the Registrant has a preference for the Arabic coffee bean, it is not committed to any particular brand. The Registrant does not depend on an exclusive supply source, in order to ensure that the quality and sustainability of supply will never be jeopardized.

Cost of Inventory

         Each kiosk will require inventory in order for it to maintain its service to its customers. Basically, initially each kiosk will require the following inventory prior to the commencement of operations.

    Non-food inventory:

         Plastic cups - two sizes (minimum 5,000 @ $0.10 each)          $    500
         Plastic coffee cup covers - two sizes (minimum of 5,000
                  @ $0.05 each)                                              250
         Wood or plastic stir sticks (minimum of 5,000 @ $0.02 each)         100
         Paper napkins (minimum 10,000 @ $0.04 each)                         400
         Small paper plates for baked goods (minimum of 5,000 @
                  $0.10 each)                                                500
                                                                          ------
                  Total non-food inventory                                 1,750
                                                                          ------
   Food inventory

         Coffee beans - variety of types and prices (estimated)  (i)       2,000
         Sugar - self contained bags (minimum 10,000 @ $0.05 each)           500
         Honey - containers (minimum 20 jars @ $4.00 each)                    80
         Milk - cream, homogenize and skim - individual containers (ii)      100
         Butter for baked goods (ii)                                          40
         Baked goods - assortment of buns and pastries (ii)                  200
                                                                         -------
                  Total food inventory                                     2,920
                                                                         -------
Total cost of Inventory                                                  $ 4,670
                                                                         =======

     (i) It is estimated that this number of beans is a one month supply during the first two months after the Registrant has started operation of its first kiosk.
     (ii) Due to no refrigerator being built into the kiosk, milk, butter and bake goods will have to be purchased daily.

Expansion Plan

         The Registrant's expansion plan involves the opening of twenty-five kiosks in the Greater Vancouver Area over a period of two years. The expansion plan consists of three phases:

Phase I

         At Phase 1, the Registrant will undertake an analysis of the market relating the acceptable kiosk locations. This will entail communicating with landlords of office buildings, meeting with managers of transportation terminals and sporting facilities to determine ideal locations for the installation of kiosks. In addition, the Registrant will commission an architect to design and construct the kiosk system. It is estimated this Phase will result in an expenditure of $20,000. The Registrant has the funds on hand to complete this Phase before proceeding the next Phase.

Phase 11

         At this Phase, the Registrant will commence hiring personal to operate its first kiosk. An in-house training program will be given to all new employees that will allow them to fully operate the kiosk and react favorably with the Registrant's customers. The estimated cost per month for employees to operate the kiosk has been estimated for the full-time kiosk manager at $3,000 per month and for one employee at $10 per hour for 50 hour week for a monthly remuneration of $2,000. Initial the employee cost will be high since the full-time manager of the kiosk will have to manage only one kiosk but will require another employee at the kiosk to assist in the distribution of coffee and food products. As more kiosks are installed the manager will be responsible for overseeing numerous kiosks. If possible, part time employees will be used rather than full time employees.

         The funds required to train the above noted two employees during the time, estimated to be a week, prior to the opening of the first kiosk are available from money raised to date by the Registrant. Nevertheless, the $4,670 to inventory the kiosk for the first month of operations might have to be raised. These funds can be obtained from the directors and officers, through bank funding or through the eventual sale of the Registrant's capital stock.

         It has been estimated by the Registrant that the sales and operating costs of the first kiosk on a monthly bases will be as follows:

Revenue  - assorted coffees (i)                    $  13,200
         - baked goods (ii)                              990
                                                   ---------

Gross revenue                                         14,190

Cost of Goods Sold
Coffee beans (iii)                                       990
Baked goods (iv)                                         506
Plastic cups (v)                                         660
Plastic caps for cups (v)                                330
Wood or plastic stir sticks (v)                          132
Paper napkins (vi)                                       106
Small paper plates (vii)                                  66
Sugar, milk, honey and butter (viii)                     750
                                                     -------
         Total cost of goods sold                      3,540

Gross margin                                          10,650
General operating expenses
Advertising  (ix)                                        300
Amortization of kiosk construction costs (x)             300
Employee's wages (xi)                                  2,225
Management fees (xii)                                  2,500
Manager's salary (xiii)                                3,350
Rent or Royalty (xiv)                                    710
                                                    --------

                  Total expenses for the month         9,385

         Net income from operations                 $  1,265
                                                     =======

(i)           Revenue

              Assorted coffees
              The Registrant will sell an assortment of specialty coffees. The actual selection of coffees will depend upon test marketing upon opening of the first kiosk. As mentioned previously, the Registrant plans to use only the premium "Arabica" species of coffee. A review of the coffee prices of Starbucks Coffee in Vancouver, Edgemont Village outlet, indicates the following price structure (converted to US dollars at $1.45):
                                                     Price
                                  ------------------------------------------
  Coffee Selection                  Small            Medium            Large
  ----------------                  -----            ------            -----

       Cafe Latte                $  1.85          $  2.35           $  2.75
       Cappuccino                   1.85             2.35              2.75
       Cafe Mocha                   2.05             2.60              2.85
       Cafe Americano               1.25             1.55              1.85
       Carmel Maccheta              2.10             2.65              2.95

  Regular coffees:
       Coffee of the day            1.00             1.10              1.35
       Express                       .95             1.25               -
       Express Maccheato             .95             1.25               -

  Coffee Alternatives:
       Chai Tea Latte               1.00             1.25              1.50
       Hot Chocolate                1.25             1.75              2.25
       Steamed Milk                 1.10             1.45              1.75

  Extras:
       Additional Express shots      .55              -                 -
       Add Flavored syrup            .30              -                 -

  Cold drinks:
       Iced Cafe Latte              2.05             2.30              2.75
       Iced Cafe Mocha              1.90             2.25              2.60

         Based on the above noted prices the average price for specialty coffees is approximately $2.00. The Registrant does not plan to offer as wide assortment as Starbucks Coffee. With the Registrant installing its first kiosk in a high traffic area near office complexes and transportation facilities, it is estimated that conservatively 300 cups of coffee will be served each day. This will result in a daily gross revenue from coffee sales of $600 Assuming a five day week or the equivalent of 22 days each month, this will earn the Registrant $13,200 per month from coffee sales.

         Baked goods

         By having baked goods available to customers will increase kiosk revenue. Not all customers will select baked goods. It is estimated that only 10% of the customers purchasing coffee will choice some form of baked goods. This represents 30 baked goods a day. The cost of baked goods is 50% of selling price. The average baked good will sell at $1.50 each representing sales of $45 and a cost of $23 each day. Monthly revenue from this source will be $990 with a cost of $506.


     (ii) Coffee beans

The Registrant will use one and a half tablespoons of coffee for each coffee sold. By purchasing coffee beans in bulk and grinding them on location for freshness purposes, the cost per cup will be reduced from the cost to other restaurant establishments who purchase ground coffee. It is estimated that for conservative purposes the average cost for coffee per cup is $0.15 based on the price of ground coffee.

         Therefore the cost for 300 cups of coffee per day is $45 and for the month is $990.

     (iii) Baked goods

     The cost of baked goods is 50% of the selling price which will result in the total cost for the month of $506.

     (iv) Plastic cups, plastic caps and wood or plastic stir sticks

     Plastic cups

         The Registrant will purchase 5,000 plastic cups for 17 days of operations. The cost for 5,000 plastic cups is $500 which included a paper sleeve for holding purposes. The individual cost is $0.10 per cup resulting in a daily charge of $30 or $660 for the 22 days the kiosk is opened in an average month.

     Plastic caps for cups

         It is estimated that each cup of coffee purchased will need a plastic cap. Assorted sizes of coffee will require assorted sizes of plastic caps. Each cap will have a cost of $0.05. The number of coffee sold each month will be 6,600 that will result in a cost for coffee caps of $330.

     Wood or plastic stir sticks

         The cost of stir sticks is $0.02 each resulting in 300 being used each day. The cost monthly will be $132.

     (v)  Paper napkins

         Cost of each paper napkin is $0.04. It is assumed that each baked good will have at least one or two paper napkins attached to it and 20% of the coffee purchasers will also take a napkin. This will result in 60 napkins for bake goods and 60 napkins for coffee purchasers. The monthly cost is estimated to be $106.

     (vi) Small plates

         The Registrant will put a paper plate with each baked goods sold. The cost of an individual plate is $0.10 that will result in a monthly cost of $66.

     (vii) Sugar, milk, honey and butter

         The monthly cost of sugar, milk, honey and butter is difficult to estimate but for conservative purposes has been estimated at $750 per month. It is anticipated that the cost might be lower than estimated but until operations commence the actual cost will not be known.

     (viii) Advertising

         The Registrant will not undertake any extensive advertising other than introducing its kiosk to potential customers in the immediate area. Advertising will mainly be fliers and take-away menus. The cost of advertising will decrease as the kiosk becomes known in its area. It is estimate that printing of advertising material will not exceed $300 per month.

     (ix) Amortization of kiosk construction costs

         The kiosk construction costs are $18,000. It will be the Registrant's policy to amortize this cost over five years on a straight-line basis. Therefore the monthly change over 60 months is $300.

     (xi) Employee's wages

         Initially one employee will be hired to assist in the operations of the first kiosk. The kiosk manager will be act as a second employee during the time prior to an additional kiosk being constructed and operated. The employee will work for 50 hours a week for a gross remuneration of $2,000 per month before benefits. The benefits to be paid by the Registrant will be Canada Pension and Unemployment Insurance Benefits. The amount so paid will be $225 per month. Therefore the total cost to the Registrant for its employee will be $2,225.

     (x)  Management fees

         The President of the Registrant will require compensation for her time and effort during the period of the first operations of the kiosk. She will be available to assist in its development and to assure that the operations are proceeding as planned. It is estimated that a monthly fee of $2,500 will be paid to her from the operations of the first kiosk.

     (xi) Manager's salary

         The kiosk manager will be paid a basic salary of $3,000 before benefits. The benefits are similar to those of the employee but will be $350 per month which will result in a monthly salary of $3,350.

     (xii) Rent or Royalty


     For conservative purposes the projected net income has assumed a royalty payment of 5% of the gross income or $770. The term "royalty" refers to a form of rent but in this case the monthly payment is based on a percentage of sales rather than a fixed amount as is normal in a rental charge. Had a rent been assumed at $6,000 per annum the monthly charge would have only been $500.


         No tax consideration has been given to the projected statement of income for the month then ended. The Registrant incorporated in the State of Nevada, even though its business will be done in the Province of British Columbia initially, due to Nevada having no corporate tax. In British Columbia the Registrant would be subject to capital tax, based on its issued and outstanding share capital, and be responsible for paying provincial and federal taxes which could be at the high rate of 50% once the eligible cumulative deduction level is reached ($500,000). By incorporating in Nevada and operating in British Columbia, the Registrant would be subject to a 15% tax rate under the Canada/United States Treaty. If the Registrant management fees, at fair market prices, the majority of its income to its Nevada parent company the tax payable would be substantially reduced from the 15% rate.


Phase 111
         At this stage the Registrant will consider the operating success of the first kiosk and determine the number of kiosk to be built and the locations in which they will be placed. It has been estimated that within a two year period the Registrant plans to operate twenty five kiosks. Initially the Registrant will open additional kiosks as the funds are available. Nevertheless it might not be possible to fund all new kiosks with funds generated from sales. Therefore the Registrant will have to give consideration to either debt financing or issuing more of its common stock. At the present time the Registrant is unable to estimate the funds required at this Phase.


                       PROJECTION OF REVENUE AND EXPENSES
                            FOR A TWELVE MONTH PERIOD
                         (ASSUMING 10, 15 AND 25 KIOSKS)

         The projected net income for operations for a twelve month period, assuming various numbers of operating kiosks, can be estimated as follows:




                                                         10 Kiosks          15 Kiosks          25 Kiosks
                                                         ---------          ---------          ---------


   Revenue  - assorted coffees (i)                       $ 1,584,000        $ 2,376,000         $ 3,960,000
            - baked goods (ii)                               118,800            179,200             297,000
                                                          ----------         ----------          ----------
           Gross revenue                                   1,702,800          2,555,200           4,257,000
   Total Cost of Goods Sold  (iii)                           425,700            638,800           1,064,250
                                                          ----------         ----------          ---------
   Gross Margin                                            1,277,100          1,916,400           3,192,750
                                                           ---------          ---------           ---------
   General operating expenses
       Advertising (iv)                                       18,000             27,000              45,000
       Amortization of kiosk construction (v)                 36,000             54,000              90,000
       Bank charges and interest (vi)                          1,200              2,400               3,600
       Employees' wages (vii)                                534,000            801,000           1,335,000
       Office and miscellaneous (viii)                       113,100            124,410             136,851
       Management fees (ix)                                   30,000             48,000              72,000
       Manager's salary (x)                                   40,200             80,400             120,600
       Rent or royalties (xi)                                 85,140            127,760             212,850
                                                         -----------         ----------          ----------
                                                             857,640          1,264,970           2,015,901
                                                          ----------          ---------           ---------
   Estimated Net Profit from Operations                 $    419,460       $    651,430        $  1,176,849
                                                          ==========         ==========          =========


     (i)  Revenue

     Assorted coffees

         Based on the monthly projections of 6,600 cups of coffee purchased in a given month at a price of $2.00 per cup from one kiosk, the number of coffees sold by 10 kiosks over a year period would be 792,000. The gross revenue would be estimated at $1,584,000. With 15 kiosks in operations there would be 1,188,000 coffees sold in a one year period which would result in gross revenues of $2,376,000. With 25 kiosks in operations the total number of coffees estimated to be sold would be 1,980,000 which would render a gross profit of $3,960,000.

         The number of days might be more than 22 in a given monthly due to some kiosks being located in transportation facilities, shopping malls and sports facilities. These locations will be open either six or seven days a week. On the other hand, statutory holidays will reduce the time the kiosk is operating in such facilities as office towers. For conservative purposes in preparing the projected net income, it has been assumed each kiosk will be opened for only 5 days a week.

     Baked goods

         On a monthly basis the Registrant would realize $990 in gross revenue from the sale of baked goods. With 10 kiosks in operations for twelve months each the gross revenue is estimated each year at $118,800. For 15 kiosks the gross revenue would be estimated at $179,200 and for 25 kiosks at $297,000.

     (ii) Cost of goods sold

         Based on the monthly cost of goods sold the percentage compared to gross revenue is 25%. With increased sales the cost of goods sold should not be affected materially since it should stay within the percentage determined above. This being the case, the cost of goods sold for 10 kiosks would be estimated at $425,700, for 15 kiosks would be $638,800 and for 25 kiosks would be estimated at $1,064,250.

     (iii) Advertising

     The Registrant will not undertake any substantial advertising program. As mentioned previously, initially each kiosk will spent $300 to prepare flyers and one sheet take-a-way menus for distribution around the immediate area of the kiosk. As the kiosk becomes familiar to the customers the advertising will only be done in the preparation of menus. With more kiosks operating the cost for menus will be born by a larger number of kiosks. Each kiosk will initially incur a $300 expense for the first three months of operations and thereafter a cost of $100 per month. Estimated advertising cost is as follows:


 Number of           First Three            Last Three
   Kiosks              Months                 Months               Total
-----------         -------------            ---------           ----------
   10               $    9,000           $     9,000            $   18,000

   15                   13,500                13,500                27,000

   25                   22,500                22,500                45,000

     (iv) Amortization of kiosk construction.

         Each Kiosk has a cost of $18,000 which will be amortized over a 60 month period on a straight line basis at a dollar amount of $300 per month. In a given year, $3,600 will be expensed against revenue for each kiosk in operation. Therefore the dollar amortization for 10 operating kiosks is $36,000, for 15 kiosks is $54,000 and for 25 kiosks is $90,000.

     (v)  Bank charges and interest

         The Registrant will incur bank charges from its operations. This amount is immaterial but has to be considered as an operating expense. An amount of $100 has been assumed each month for 10 kiosks, $200 a month for 15 kiosks and $300 per month for 25 kiosks. This will reflect the volume of transactions as the Registrant expands its operations.

     (vi) Employees' wages

         Unlike the first kiosk, there will be two employees for each kiosk. They could be hired on a part time basis or else be full time. For conservative purposes it is assumed that all employees are full time and that each will earn $2,000 per month plus benefits for a total of $2,225.

         For 10 kiosks there will be 20 employees each earning $2,225 for 12 months for a total cost of $534,000.

         For 15 kiosks the cost would be $801,000 based on 30 employees for 12 months.

         For 25 kiosks there will be 50 employees who would be paid the aggregate amount of $1,335,000.

     (vii) Office and miscellaneous

         With the increase in kiosks it will be no longer suitable to use the President's personal residents as an office. Additional employees will have to be hired and office equipment purchased. The cost of renting and operating an office is determined for a twelve month period as follows:

    Office rent - assumed at $2,500 per month based
            on size and current rental rates in Vancouver        $  30,000
    Receptionist and secretarial person - $2,500 per month
            with employee benefits of $300.                         33,600
    Girl Friday to assist in office - $1,800 plus benefits of
            $200 per month                                          24,000
    Amortization of office equipment - $35,000 over a 60
            month period                                             7,000
    Lease expense for photocopier and fax                            4,500
    Paper and general office supplies                                5,000
    Telephone and fax                                                4,000
    Miscellaneous                                                    5,000
                                                                   --------
                      Total estimated office and miscellaneous    $113,100

         It is assumed an overall increase in office expense will occur at the rate of 10% per year. For conservative purposes, it has been projected that the 10% cost increase will be reflected at the 15 kiosks stage and again at the 25 kiosks stage.

     (viii) Management fees

         Initially the President of the Registrant will be compensated at the monthly rate of $2,500. With the expansion of the kiosk system the President will be required to devote more time and therefore an increase in salary is appropriate. At the 15 kiosk stage, the President will earn $4,000 per month and at the 25 kiosk stage will earn $6,000 per month.

     (ix) Managers' salaries

         The Registrant will hire one manager for each 10 kiosks. The manager's duty will be to oversee the operations of the kiosks and to problem solve when needed. The monthly salary of a manager will be $3,000 with employee benefits of $350 for a total remuneration of $3,350. Only one manager will be required when there are only 10 kiosks operating. An additional manager will be hired when the kiosks exceed 10 and 20. Therefore the estimated cost at each kiosk stage is as follows: at 10 kiosk manager's salaries will be $40,200, at 15 kiosks the salaries for two manager will be $80,400 and for three managers at 25 kiosks will be $120,600.

     (x)  Rent or royalties

         For conservative purposes, a royalty payment of 5% of gross revenue has been estimated for general operating expenses. If rent of $6,000 a month had been projected for 10 kiosks this would have resulted in an expense of $60,000 rather than $85,140; being 5% of $1,702,800. From the Registrant's point of view rent, rather than royalty, is more favorable to its profit margin. Royalty at 15 kiosks is determined at $127,760 and at 20 kiosks at $212,850.

Profitability of Kiosk System

         With 25 kiosks in operations, the Registrant will realize a projected net profit form operations of $1,176,849. With additional kiosks operating, some of the costs are spread over these additional kiosks thereby increasing per kiosk the net income. For example, the first kiosk bears the entire charges for the manager's salary and the management fee paid to the President. As additional kiosks are placed into operations these charges are spread over the additional kiosks.

Locations

The Registrant will identify the highest-visibility, highest-foot traffic key market intercept locations and acquire them where possible. The small size of the kiosk and its free-standing nature enable the kiosk to be installed in non-traditional locations. In many cases, the locations sought by the Registrant are build-outs, anchored by vacant nooks, crannies, or corners; and, as a result, the locations are not presently occupied, nor do retailers regard them as location opportunities in general.

         The Registrant's initial focus will be key market intercept locations within the retail malls that anchor the commercial high-rises in the downtown Vancouver core. The Registrant has estimated the cost of acquiring a good location will be either approximately $6,000 per kiosk or a monthly royalty at 5% of the kiosk's sales. Expanding revenue in a non-traditional location, where revenue is not currently being generated, will create a "win-win" solution for both parties.


Governmental Regulation Requirements

         The   Registrant   is  required  to  adhere  to  certain   governmental
regulations in operating its business. A brief description of these regulations is given below.

          Business license

         The City of Vancouver requires all businesses operating in the City to carry a business license. Business license applications are made in person by a representative of the Registrant at the License Office in Vancouver City Hall. The application must describe the business, give the property address of the proposed business and pay the appropriate fee of CDN $10. The business license expires annually on December 31. The Registrant need only to apply for the business license when it is close to opening its first kiosk due to a health inspections being required first.

          Health regulation requirements

         There are various by-laws that are applicable to the Registrant as it will be operating a food and beverage service. The primary by laws applicable are the Fire-By-Law and the Health By-Law.

         The Fire By-Law is applicable to the Registrant since it will have electrical heaters for the coffee machines. Adherence to this By-Law will not be difficult for the Registrant since it will be doing no cooking or use of an open flame. Nevertheless the Fire Warren will periodically inspect each kiosk to determine if it is adhering to the Fire By-Law.

         Health By-Law is covered under the City of Vancouver or if a kiosk is installed outside of the City, the applicable municipality. In the City of Vancouver, the Health By-Law regulates operations of restaurants and food dealers and general health conditions of businesses. An inspection of each kiosk is required prior to the issuance of a business license. This is to ensure the business is following proper food handling and cleaning methods as described in the By-Law. As every business has varying requirements, a one-on-one meeting is required with the inspector and the Registrant to specifically review the requirements by the City. Spontaneous inspections are conducted every three months to ensure the business is following the By-Law requirements and procedures.

          Tax requirements

         The Registrant will be required to charge its customers a 7% Provincial Sales Tax on each and every purchase. The rate of the Provincial Sales Tax is 7%.

         In addition the Registrant will have to collect from its customers a 7% Goods and Service Tax. This remittance of this tax is offset by the Goods and Services Taxes paid by the Registrant for purchases of coffee beans, pastries, supplies and other products. In effect, the Registrant will be a collection agent for the Provincial Government (Sales Tax) and for the Federal Government (Goods and Services Taxes) and is required to remit the Sale Tax on a monthly basis and the Goods and Services Taxes on a quarterly basis.

         Since the Registrant will be purchasing its supplies, including coffee beans, from a local distribution there will be no payment for duty.

         Minimum Wage

         The minimum wage rate in British Columbia is CDN $7.15. Overtime pay is required if the employee works more than eight hours per day or forty hours per week. Statutory holiday pay requirements only apply if the employee has worked forty hours per week for two weeks consecutively.

         Unemployment Insurance

         The Registrant will be required to make contributions for each of its employees to the Unemployment Insurance Plan. The employees themselves are required to contribute an amount paid out of their earnings based on CDN $2.55 per CDN $100 of insurable earnings. The Registrant will pay CDN. $3.57 per CDN $100 of insurable earnings of each of its employees.

         Canada Pension Plan

         The Canada Pension Plan is a governmental program to provide moderate assistance to those who have reached the age of retirement. It is similar to the Unemployment Insurance provisions in that both the employer and employee must contribute to the Plan. In the case of Canada Pension Plan, the employer and employee contribute an equal amount rather than the employer contributing a factor of 1.4 as in the case of Unemployment Insurance. The payment by the Registrant will have a maximum amount depending on the salary of the employee.

         Worker's Compensation

         The Registrant must belong to the Worker's Compensation Board of British Columbia, an agency that regulates workplace health and safety. This program is funded solely by the Registrant and no deductions from the employee's salary is required. The assessment to the Registrant will be based at the lower end of the scale since there are no hazard work conditions in operating a coffee kiosk. The Worker's Compensation contribution for the Registrant would be assessed at approximately CDN $150 annually.

Competition

         The coffee market is highly competitive in that there are number coffee houses throughout Vancouver. Such names as Starbucks Coffee, The Second Cup, Blenz Coffee and Murchie's Tea and Coffee are household names in Vancouver and command a great following. In addition, every restaurant serves coffee, theaters, sports facilities, hotels often provide free coffee in each of its guest rooms and nearly every office offers coffee to visitors while they either wait or are in a meeting.

         To compete against the well such known names of Starbucks Coffee and The Second Cup will be difficult for the Registrant since these companies have a strong following of coffee drinkers and can offer, in the majority of cases, a place for their customers to sit while enjoying their coffee. In addition, they offer a wide variety of coffee drinks to satisfy every coffee taste. The Registrant will be limited in the number of different coffee drinks it can offer.

         Against smaller, localized operators, Registrant will compete on the basis of location, specialization, quality service, branding and professional management, while taking advantage of Vancouverite's loyalty to their city and their affinity to support local companies.

         There can be no assurance that the Registrant will be able to establish itself in the Vancouver coffee market by building a solid customer base.

RISK FACTORS

     Risk Inherent in the coffee business

     There are certain inherent risks in the coffee business from the point of view of the Registrant and its shareholders as follows:

1. The Registrant has numerous competitors in the market place both large and small concerns.

2. There is no certainty that any expenditures made in the development of the kiosk system will result in a profitable operation. Many small business fail due to being under-capitalized or not being able to attract long-term customers.

3. Retail food business is a speculative business, marked by a number of significant risks including, among other things, changes in taste of the public or new competitors who are better funded and offer a wider variety of product.

4. Public tastes may change whereby coffee no longer commands the market it currently does.

     The marketability of any coffee drinks may be affected by numerous factors which are beyond the Registrant's control and which cannot be accurately predicted, such as market fluctuations in coffee bean prices, the restriction against selling food and drinks in certain locations, which are currently acceptable, and the increase in location rent or royalty charges.

OTHER PROJECTS UNDER CONSIDERATION

         The Registrant has not as yet inaugurated any steps towards the investigation of any other projects, and does not presently have the financial capacity to do so. The eventual development of its kiosk system might involve the issuance of substantial blocks of the Registrant's shares.

EMPLOYEES

         As at March 31, 1999, the Registrant did not have any employees either part time or full time. The executive officers of the Registrant are involved in the affairs of the Registrant as required. They are not employed full time by the Registrant and presently have other employment. Nevertheless, they were responsible for incorporating the Registrant, developing the kiosk coffee concept, engaging the services of professions to assist in the development of the Registrant, prepare documents as required and undertake other duties which are normally the responsibility of the executive officers.

         The Registrant is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in food preparation and dealing with customers. In addition, there is no lack of people who have experience in general office duties. The Registrant, in Phase 11, will commence hiring personnel to operate the various kiosks.

REPORTS TO SECURITY HOLDERS

         Prior to filing this Form 10-SB, the Registrant has not been required to deliver annual reports. To the extent that the Registrant is required to deliver annual reports to security holders through its status of a reporting company, the Registrant shall deliver annual reports. Also, to the extent the Registrant is required to deliver annual reports by the rules or regulations of any exchange upon which the Registrant's shares are traded, the Registrant shall deliver annual reports. If the Registrant is not required to deliver annual reports, the Registrant will not go to the expense of producing and delivering such reports. If the Registrant is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Registrant has not filed reports with the Securities and Exchange Commission. Once the Registrant becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Registrant issues additional shares, the Registrant may file additional registration statements for those shares.

         The public may read and copy any material of the Registrant files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

YEAR 2000 COMPUTER PROBLEMS


         Many existing computer programs use only two digits to identify a year in the date field; i.e., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. The Registrant is reliant upon the computer systems of its suppliers and professional individuals. For example, the supplier of coffee beans will use computers to take an order or print an invoice. The Registrant's business might suffer if its suppliers and professionals do not address the Year 2000 problem. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Registrant has examined the extent the Registrant depends on third parties whose systems may not be Year 2000 compliant. No cost has been incurred in this examination.

         However, there may be untold numbers of unforeseen circumstances or unknown factors which the Registrant has not yet identified, determined or anticipated regarding the Year 2000 computer problems, and such problems could have a material adverse affect on the Registrant's business operations and financial condition.


         In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.

         This discussion contains forward-looking statements regarding the Registrant's Year 2000 problems and their effect on the Registrant. In this regard, the Registrant is relying upon the "safe harbor" provided under the Private Securities Litigation Reform Act of 1995 for protection from liabilities in the event such statements are not proven accurate.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" since it includes, without limitation, statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from its kiosk coffee operations, which are subject to may risks.

         All forward-looking statements included in this document are based on information available to the Registrant on the date hereof, and the Registrant assumes no obligation to update any such forward-looking statements. The Registrar's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Registrant.

         The Registrant has not received any revenue from operation since its inception on September 15, 1998 immediately preceding the filing of this Form 10-SB.

PLAN OF OPERATION

         The Registrant has to date concentrated on its kiosk concept. The Registrant has no plans to seek other investment opportunities other than the development of its coffee kiosks. Subject to the availability of financing, the Registrant will seek to increase its inventory of kiosks and, if acceptable to management, consider expanding to other cities in Western Canada, being mainly Victoria, Calgary and Edmonton. (See Part 1, Item 1 - "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.


         The Registrant has sufficient cash on hand to meet the requirements of maintaining the company as an operating entitiy by satisfying its current accounts payable and future payments to auditors, transfer agents and filing fees. It does not have sufficient funds on hand to build, furnish and purchase supplies for more than one coffee kiosk. There is the possibility that there might not be sufficient funds available over the next twelve months to maintain operations if the cost of constructing and furnishing a kiosk is substantially greater than estimated by management.

         Management will continue to investigate site locations for its kiosks. The cost to do this research will be minimal since management will undertake to do it rather than engage the services of a research and development firm.

         The Registrant does expect to acquire additional assets in that it plans to construct a number of kiosks. The funds required to construct and furnish these kiosks will either be advanced by the director and officers, by way of institutional funding or through an issuance of the Registrant's capital stock.

         The Registrant is anticipating a significant increase in the number of employees as more kiosks are installed and put into operations.


LIQUIDITY AND CAPITAL RESOURCES

         As at March 31, 1999, the Registrant had $30,331 of assets, and $7,444 of liabilities of which $4,500 is due to a director, including cash or cash equivalents amounting to $30,331.

         An analysis of the expenses for the period from inception, being September 15, 1998, to March 31, 1999:

                                                    From September 15, 1998
                                                    (date of inception) to
                                                          March 31, 1999
                                                    -----------------------
           Accounting and audit                            $   2,250
           Bank charges                                          124
           Incorporation costs written off                       670
           Management fees                                     1,000
           Office and miscellaneous                              102
           Rent                                                  750
           Telephone                                             500
           Transfer agent's fees                               1,215
                                                               -----
                 Total expenses                           $    6,611
                                                               =====

An analysis of the above expenses is as follows:

Accounting and audit - $2,250

Accounting and audit expenses for the period comprised $750 for bookkeeping services and $1,500 for audit. Both these expenses were accrued in the Balance Sheet as at March 31, 1999 and have subsequently been paid.

Bank charges - $124

         Represents bank service charges during the period from inception to March 31, 1999.

         Incorporation costs written off - $670

         The Registrant decided to write-off the cost of incorporation rather than capitalize this cost.

Management fees - $1,000

         The Registrant has not paid any fees to its directors or officers. Nevertheless it has recognized that there is a cost associated with the services rendered by the officers. Therefore, it has accrued $1,000 as an expense and recognized the credit as capital contribution.

Office and miscellaneous - $102

         Office and miscellaneous represents charges paid for photocopying, faxing and delivery.


Rent - $750

         The Registrant pays no rent for office since its office is located in the personal residence of its President. Nevertheless, it recognizes that there is rental cost associated with managing a business and therefore has accrued $750 as an expense with a credit to capital contribution.

Telephone - $500

         The Registrant has paid no telephone charges to date since it has been operating out of the premises of its President. Telephone charges have been recognized in that $500 has been charges to expenses with an offsetting credit to capital contribution.

Transfer agent's fees - $1,215

         Transfer agent's fees is the annual fee of $1,200. This fee has been treated as a period cost and written-off in the current period. The balance represents late fees for filing the Sixty Days Notice of officers and directors with the Nevada State Government.

         The  Registrant  has  no  contractual   obligations  for  either  lease
premises, employment agreements or work commitments on building the prototype kiosk and has made no commitments to acquire any asset of any nature.

         General operating expenses of the Registrant for 1999 are projected to be approximately $428,820. This represents six months operations of 10 kiosks as shown under the projected financial statements under Phase 111.

         Management does not believe the Registrant's operations have been materially affected by inflation.

INVESTMENT POLICY

         The Registrant's plan of operations is focused on the continued development of its kiosk system as more fully described under Item 1 above. Accordingly, the Registrant has no particular policy regarding each of the following types of investment:

     1.   Investment in real estate or interest in real estate;

     2.   Investment in real estate mortgages; or

     3. Securities of or interest in persons primarily engaged in real estate activities.

ITEM 3. DESCRIPTION OF THE KIOSK SYSTEM

         The Registrant's business concept is a system of kiosks located in high traffic area offering coffee drinks and assorted pastries to customers desiring to take it to another location for enjoyment. Initially the Registrant will concentrate its efforts of developing its kiosk system in the Greater Vancouver area. If it is success it will consider expanding its operations to other cities in Western Canada. This decision will only be made if the funds are available and trustworthy employees can be identified to operate the kiosk system in other cities.

OFFICES

         The Registrant's executive offices are located at Suite 201 - 888 Bute Street, Vancouver, British Columbia, Canada, V6E 1Y5. The office is located in the personal residents of the Registrant's President.

OTHER PROPERTY

The Registrant does not own any other property. At the present time, the Registrant has no plans to acquire any other property.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of March 31, 1999.


     (1)                 (2)                             (3)                  (4)
    Title           Name and Address              Amount and Nature         Percent
     of              of Beneficial                   of Beneficial             of
    Class               Owner                      Ownership (1),(2)        Class (2)
    -----             ---------                    -----------------        ---------

    Common         KIRSTEN MIDE WILSON                4,500,000               33.18%
    Shares         201 - 888 Bute Street
                   Vancouver, B.C. Canada,
                   V6E 1Y5

    Common         RYAN WILSON                        1,000,000                7.37%
    Shares         201- 888 Bute Street
                   Vancouver, B.C.
                   Canada, V6E 1Y5

(1) As of March 31, 1999, there were 13,562,480 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of March 31, 1999.


     (1)                 (2)                             (3)                  (4)
    Title           Name and Address              Amount and Nature         Percent
     of              of Beneficial                   of Beneficial             of
    Class               Owner                      Ownership (1),(2)        Class (2)
    -----             ---------                    -----------------        ---------

    Common      KIRSTEN MIDE WILSON                   4,500,000 (3)           33.18 %
    Shares      201 - 888 Bute Street
                Vancouver, B.C.
                Canada, V6E 1Y5

    Common      RYAN WILSON                           1,000,000 (4)            7.37 %
    Shares      201 - 888 Bute Street
                Vancouver, B.C.
                Canada, V6E 1Y5                         500,000 (5)            3.69 %

    Common      FRED BURNS
    Shares      104 - 585 Austin Avenue
                Coquitlam, B.C.
                Canada, V3K 3N2

              All officers and directors              6,000,000                44.24 %
              as a group (three persons)

(1) As of March 31, 1999, there were 13,562,480 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Ms. Wilson is President of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one
     (1) year, Ms. Wilson could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(4) Mr. Wilson is Secretary Treasurer and a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by
     Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Wilson could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.


(5) Mr. Burns is a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one
     (1) year, Mr. Burns could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The following table identifies the Registrant's directors and executive officers as of March 31, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.



                                                              Term as Director
             Name                   Position Held                 Expires

             KIRSTEN MIDE WILSON    President and Director          1999

             FRED BURNS             Director                        1999

                                    Secretary/Treasurer and
             RYAN WILSON             Director                       1999

KIRSTEN WILSON, 28, is the President and a Director of the Registrant. Having graduated from Simon Fraser University in 1994 with a Bachelor of Business Administration and a Bachelor of Applied Science (Communications), Ms. Wilson entered into the family business; being a general contracting company specializing in gravel pit sales. Her main function is as office manager and controller with responsibilities in cost accounting, financial accounting and various communication functions with the British Columbia Government relating to the building of highways. From 1995 to 1998 she spearheaded the administrative and organizational restructuring of that company, resulting in an overhead cost savings of CDN$1,000,000 per annum. Recently Ms. Wilson has enrolled in the Certified Management Accountants course in order to obtain her degree in this area. Ms. Wilson brings private organizational and system management experience to the Registrant.

RYAN WILSON, 29, is the Secretary Treasurer and a Director of the Registrant. After having graduated from the University of British Columbia with a Bachelor of Arts in Economics Mr. Wilson obtained his Masters of Business Administration. Since graduation Mr. Wilson has been employed with Schindler Elevators Corp., one of the Fortune 500 companies, and has risen to the position of Regional Vice President. His responsibilities include managing all aspect of the regional business including financial reporting, labor negotiations and strategic planning. In addition, Mr. Wilson is President and Managing Director of his own private consulting firm. He brings to the Registrant a vast amount of experience in operating and managing a business.

FRED BURNS, 54, is a director of the Registrant. Mr. Burns spent five years at Queens University in Belfast, Ireland where he obtained a Bachelor of Arts degree in Mechanical Engineering. Upon moving to Canada, Mr. Burns started Burns Mechanical, a construction plumbing firm, in which he has been president for the past twenty five years. This is a private company owned by Mr.
Burns.

         None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. None of the Registrant's Directors are currently directors of other companies registered under the Securities Exchange Act of 1934.

          Ms. Wilson, President of the Registrant, is married to Mr. Wilson, Secretary of the Registrant. There are no other family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant.

CHANGE OF DIRECTOR AND OFFICER

         The incorporating Director and President of the Registrant was Mr. Carsten Mide, father of the present President. Mr. Mide resigned as president and director on January 9, 1999. The verbal reason for Mr. Mide resigning is that he became committed to other business interest which would distract him from the affairs of the Registrant. Ms. Wilson had been active with her father in the initial development of the Registrant and therefore was appointed as a Director and President on January 28, 1999.

CHANGES IN CONTROL

         There are no arrangements that may result in a change of control.

ITEM 6. EXECUTIVE COMPENSATION

         None of the Registrant's executive officers have received compensation since the Registrant's inception except as noted below.

         The following table sets forth compensation paid or accrued by the Registrant during the period ended March 31, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.

                    SUMMARY COMPENSATION TABLE (1998 - 1999)

                                                                           Long Term Compensation (US Dollars)
                                         Annual Compensation                       Awards                        Payouts
                                         -------------------                       ------                        -------
(a)                            (b)           (c)            (e)          (f)          (g)           (h)         (i)
---                            ---           ---            ---          ---          ---           ---         ---
                                                            Other        Restricted                             All other
                                                            annual       stock        Options/      LTIP        compen-
Name and Princi-                                            Comp.        awards       SAR           payouts     sation
pal position                   Year          Salary         ($)          ($)          (#)           ($)         ($)
------------                   ----          ------         ---          ---          ---           ---         ---
Kirsten Wilson,
President                      1998-1999     -0-            -0-          -0-          -0-           -0-         -0-

Fred Burns,
Director                       1998-1999     -0-            -0-          -0-          -0-           -0-         -0-

Ryan Wilson,
Secretary/Treasurer
and Director                   1998-1999     -0-            -0-          -0-          -0-           -0-         -0-

          There has been no compensation given to any of the Directors or Officers during 1999 other than $1,000 being accrued as an expenses in recognition of time and effort spent by the President in attending to the business of the Registrant. This amount was expensed in the current period and credited to Capital Contribution in the Shareholders' Equity section of the Balance Sheet.

There are no stock options outstanding as at March 31, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None of the officers and directors of the Registrant have been involved in the past five (5) years in any of the following:



     (1)  Bankruptcy proceedings;

     (2)  Subject to criminal proceedings or convicted of a criminal act;

     (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

     (4) Subject to any order for violation of federal or state securities laws or commercial laws.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the period from September 15, 1998 to March 31, 1999, the Registrant has not entered into any transactions with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Registrant's capital stock, except as follows:

         On or about February 5, 1999, the Registrant approved the issuance of 6,000,000 shares of its common stock for cash consideration at $0.001 per share between Kirsten Wilson, as to 4,500,000 shares, Ryan Wilson, as to 1,000,000 shares, Fred Burns, as to 500,000 shares. The terms of these transactions was determined by the Board of Directors at the time there were no other stockholders. These shares are restricted since they were issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After these shares have been held for one (1) year, the directors, noted above, could sell, in a given three month period, shares based on 1% of the outstanding stock of the Registrant. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered in the names of each of the directors noted above have a legend affixed to them restricting their sale.

         Certain parties interested in the Registrant's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Registrant has given recognition to these costs by charging them to expenses in the current period and crediting Capital Contribution as follows:

                  Management fee                    $ 1,000
                  Rent for office                       750
                  Telephone                             500
                                                      ------
                           Total charges            $ 2,250
                                                      ======


         The above noted amounts are at fair market value and have been accrued under generally accepted accounting principles to reflect the cost which otherwise might have been paid by the Registrant.


         Certain directors of the Registrant are directors, officers, stockholders and employees of other companies engaged in various businesses, and conflicts of interest may arise between their duties as directors of the Registrant and as directors and officers of other companies. The Registrant has formulated no policy for the resolutions of such conflicts.

         The President of the Registrant advanced the Registrant $4,500 in cash which has been used for general working capital. These funds have not been paid back as yet to the President.

Item 8. Description of Securities

         The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at March 31, 1999, 13,562,480 shares were outstanding.

         The Registrant issued 6,000,000 shares at a price of $0.001 per share to three of its directors for a total amount of $6,000. These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered in the names of each of the directors noted above have a legend affixed to them restricting their sale.

         The Registrant issued 7,500,000 shares at a price of $0.002 per share to twelve corporation investors unrelated to the directors and officers. None of these shareholders hold 5% or more of the issued and outstanding stock of the Registrant and none are US residents or corporations. The cash received amounted to $15,000.

         The Registrant issued 62,480 shares at a price of $0.10 per share to twenty-nine individual investors for a total cash consideration of $6,248. Out of the 62,480 shares issued, 1,300 were issued to a wife of a director and are restricted under Rule 144. The appropriate legend has been affixed to this specific share certificate thereby restricting its resale. None of these shareholders are either US residents or citizens. None of these shareholders hold in excess of 5% of the issued and outstanding share capital of the Registrant.

         For the status of the tradability of the above noted issuances of shares refer to Part 11, Item 4 - Recent Sales of Unregistered Securities.

COMMON STOCK

         Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Registrant's Articles of Incorporation nor its Bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

MARKET INFORMATION

         The common stock of the Registrant currently is not trading on any exchange. Management anticipates that the Registrant's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board.

         There has been no market for the Registrant's stock in the last two years. Accordingly, the Registrant has no range of high and low bid prices for the Registrant's common stock to report.

         There is no public market for the shares of the Registrant and there can be no assurance that an active public market for the shares will develop or be sustained. In addition, the shares of the Registrant are subject to various governmental and regulatory body rules that affect the liquidity of the shares.



                                     PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Registrant's stock is not presently traded or listed on any public market. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the "OTC Bulletin Board" subsequently to being approved from trading by the National Association of Securities Dealers.

         There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Registrant. The number of shares subject to Rule 144 is 6,001,300. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

         The number of record holders of the Registrant's common stock as at March 31, 1999 was 44 of which 3 are directors. The Registrant has sold no additional shares since March 31, 1999.

DIVIDENDS

         The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

         The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be equity securities that has a market price (as defined) of less than $5.00 per share, subject to certain exemptions. The Registrant's Common Stock may be deemed to be a "penny stock" and thus, if and when it becomes listed and trading, of which there can be no assurance, will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The NASDAQ Small Cap Market.

         Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Registrant's securities, and may adversely affect the ability of holders of the Registrant's Common Stock to resell their shares in the secondary market, assuming such market develops, of which there can be no assurance.


FINANCIAL INFORMATION

         The Registrant will furnish annual financial reports to stockholders, certified by its independent auditor, and furnish management prepared unaudited quarterly reports to its shareholders. Contained within this Form 10SB are the audited financial statements for the period from September 15, 1998, the date of inception, to March 31, 1999.

         The Registrant has elected for a year-end of August 31, 1999 and every twelve months thereafter.

TRANSFER AGENT

         The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2. LEGAL PROCEEDINGS

         There are no legal proceedings to which the Registrant is a party or to which its assets are subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3. DISAGREEMENT WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

         From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to March 31, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         The Registrant is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. From inception through to March 31, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

 (a)     ISSUANCE OF SHARES AT $0.001 PER SHARE

         The Registrant offered 6,000,000 shares at a price of $0.001 per share to its directors and officers for a total cash consideration of $6,000. These shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The share certificates issued have a restriction attached thereto and cannot be traded other than as allowed under Rule 144. The directors in receipt of these shares are as follows:



            Kirsten Mide Wilson                         4,500,000 shares
            Ryan Wilson                                 1,000,000 shares
            Fred Burns                                    500,000 shares

(b)      ISSUANCE OF SHARES AT $0.002 PER SHARE

         The Registrant offered 7,500,000 shares at a price of $0.002 per share to twelve corporations resident outside of the United States. The total funds received from the sale of the shares were $15,000. This shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares. None of the shareholders have in excess of 5% of the issued and outstanding share capital of the Registrant. These shareholders and their holdings are as follows:

             Dortmund Unternehmen GmbH                   650,000 shares
             Coatsbridge Holdings Ltd.                   550,000 shares
             Eiserfeld Kapital Management Corp.          637,500 shares
             Northwood Industries Ltd.                   650,000 shares
             Sable International Inc.                    662,500 shares
             Tudella Desarrollos S.A.                    525,000 shares
             Groupo Estalla S.A.                         625,000 shares
             Pancho Ventures S.A.                        600,000 shares
             Conquet Freres S.A.                         662,500 shares
             La Fidelidad Corporation                    662,500 shares
             St. Nazaire Compagnie S.A.                  625,000 shares
             Gura Partners Ltd.                          650,000 shares

(c)      ISSUANCE OF SHARES AT $0.10 PER SHARE

         The Registrant offered 62,480 shares at a price of $0.10 per share to 29 individual shareholders resident outside of the United States for a total cash consideration of $6,248. All 29 shareholders investing were either friends, relatives or business associates of one or more of the directors or officers of the Registrant. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.


         THE STOCKHOLDERS IDENTIFIED IN SUBSECTION C ABOVE ARE NOT AFFILIATES. THEIR STOCK WAS OFFERED AND PURCHASED IN RELIANCE UPON REGULATION 504 PRIOR TO APRIL 7, 1999. FOR THIS REASON THE SHARES HAVE NOT BEEN RESTRICTED FROM TRADING SINCE THEY WERE NOT A PRIVATE PLACEMENT.


         Of the 29 shareholders, 1 shareholder is the wife of one of the directors. Therefore, 1,300 shares been restricted and the applicable legend has been imprinted on the certificate.

         The names of the shareholders subscribing for the 62,480 shares are as follows:

              Ken Payne                        1,000 shares
              Albert Ezzy                      1,000 shares
              Mabel Cewe                       1,500 shares
              Laura Burns (*)                  1,300 shares
              Judie Mide                       1,500 shares
              Carsten Mide                     2,000 shares
              David Burns                      1,000 shares
              Robin M. Davies                  1,000 shares
              Tannis Lyle Roop                 1,000 shares
              Brian Mervyn Clegg               1,180 shares
              Ken McCullough                   1,000 shares
              Carol Finley                       500 shares
              John W. Walker                   1,000 shares
              Glyn Hethey                      2,000 shares
              Robin Hethey                     2,000 shares
              Mary M. Hethey                  18,000 shares
              Michael J. Kennaugh              1,500 shares
              Stacey Bligh                     1,000 shares
              Philip Yee                       1,000 shares
              Raymond Contoli                  2,000 shares
              Randy Contoli                    1,500 shares
              Charles Hethey                   5,000 shares

              James Hethey                     7,500 shares
              Susan Mide                       1,000 shares
              Anne Mide                        1,000 shares
              Eric Mide                        1,000 shares
              Louise Mide                      1,000 shares
              Leo Mide                         1,000 shares
              Ben Forbes                       1,000 shares

          (*) These shares have a one-year hold period attached due to Laura Burns being married to Fred Burns, a director of the Registrant.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's Bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

         Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such persons were not entitled to be indemnified by the Registrant. The Registrant's Bylaws require that the Registrant advance such funds upon receipt of such an undertaking with respect to repayment.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              Financial Statements

       The following financial statements are filed with this Form 10-SB:

                                                                                       Page
                                                                                       -----
    Report of Independent Certified Public Accountants                                  41
    Financial Statements of Vancouver's Finest Coffee Company
            Balance Sheet as at March 31, 1999                                          42
            Statement of Operations for the Period from September 15, 1998 (Date
                 of Inception) to March 31, 1999                                        43
            Statement of Cash Flows for the Period from September15, 1998 (Date
                 of Inception) to March 31, 1999                                        44
            Statement of Changes in Stockholders' Equity for the Period from
                 September 15, 1998 (Date of Inception) to March 31, 1999               45

            Notes to Financial Statements                                               46



ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 220
Certified Public Accountants                         Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                  Telephone 801-486-0096
                                                                Fax 801-486-0098
                                                      E-mail Kandersen @ msn.com
Board of Directors
Vancouver's Finest Coffee Company
Vancouver, B.C., Canada

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Vancouver's Finest Coffee Company (a development stage company) at March 31, 1999, and the statement of operations, stockholders' equity, and cash flows for the period from September 15, 1998 (date of inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vancouver's Finest Coffee Company at March 31, 1999, and the results of operations, and cash flows for the period from September 15, 1998 (date of inception) to March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                           /s/  "Andersen Andersen & Strong"
April 30, 1999



                       A member of ACF International with
                          affiliated offices worldwide

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 1999


ASSETS

CURRENT ASSETS

     Cash                                                     $ 30,331
                                                                ------
           Total Current Assets                               $ 30,331
                                                                ======
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable - related parties                      $  4,500
      Accounts payable                                           2,944
                                                               -------
            Total Current Liabilities                            7,444

STOCKHOLDERS' EQUITY

Common stock

      200,000,000 shares authorized, at $0.001 par
      value; 13,562,480 shares issued and outstanding          13,562
Capital in excess of par value                                 15,936

Deficit accumulated during the development stage               (6,611)
                                                                ------
Total Stockholders' Equity                                     22,887

                                                             $ 30,331

   The accompanying notes are an integral part of these financial statements.

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                      (DATE OF INCEPTION) TO MARCH 31, 1999





             REVENUE                                $        -
             EXPENSES                                    6,611
                                                         ------
             NET LOSS                               $   (6,611)
                                                         ======
             NET LOSS PER COMMON SHARE
                  Basic                             $    (.001)
                                                        =======
             AVERAGE OUTSTANDING SHARES

                  Basic                              4,500,000





   The accompanying notes are an integral part of these financial statements.

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                      (DATE OF INCEPTION) TO MARCH 31, 1999



     CASH FLOWS FROM
     OPERATING ACTIVITIES:
Net loss                                                               $ (6,611)
Adjustments to reconcile net loss to
    net cash provided by operating
    activities:
    Change in accounts payable                                            2,944
    Capital contribution - expenses                                       2,250
Net Cash From Operations                                                 (1,417)
CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                               -
CASH FLOWS FROM FINANCING
    ACTIVITIES:
Proceeds from loan - related party                                        4,500
Proceeds from issuance of common stock                                   27,248
                                                                         ------
Net Increase in Cash                                                     30,331
Cash at Beginning of Period                                                   -
Cash at End of Period                                                 $  30,331
                                                                         ======
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
    Capital contributions - expenses                                  $   2,250
                                                                         ======




   The accompanying notes are an integral part of these financial statements.

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           FOR THE PERIOD FROM SEPTEMBER 15, 1998 (DATE OF INCEPTION)
                                TO MARCH 31, 1999


                                                                                       Capital in
                                                         Common Stock                  Excess of        Accumulated
                                                    Shares             Amount         Par Value          Deficit
                                                    -------           -------         ---------          --------
Balance September 15, 1998
  (date of inception)                                    -            $     -         $     -              $    -

Issuance of common stock for cash
  at $.001 - February 5, 1999                         6,000,000          6,000             -                   -

Issuance of common stock for cash
   at $.002 - February 7, 1999                        7,500,000          7,500            7,500                -

Issuance of common stock for cash
    at $.001 - February 23, 1999                         62,480             62            6,186                -

Capital contribution - expenses                           -                -              2,250

Net operating loss for the period from
  September 15, 1998 to
   March 31, 1999                                         -                -               -               (6,611)

Balance March 31, 1999                               13,562,480       $ 13,562      $    15,936        $   (6,611)
                                                     ==========       ========         ========            =======

The accompanying notes are an integral part of these financial statements.

                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS

     1. ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on September 15, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value.

     The Company was organized for the purpose of marketing retail specialty coffee through the establishment of coffee kiosks however it has not started operations by the report date.

     The Company is in the development stage.

     Since its inception the Company has completed two Regulation D offerings of 13,562,480 shares of its capital stock for cash.


     2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

     Accounting Methods

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes

     The Company has elected a fiscal year ending August 31 and has not completed an operating period and therefore has not filed an income tax return.

     Earning (Loss) Per Share

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding in adherance to FASB statement No. 128.


     Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.




                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)




Financial Instruments


The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.


Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3. RELATED PARTY TRANSACTIONS

Related parties have acquired 44% of the common stock issued for cash.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

4. GOING CONCERN

Management is currently seeking opportunities to establish coffee kiosks for the retail sales of a specialty coffee. To be successful in this effort the Company will need additional working capital.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional



                        VANCOUVER'S FINEST COFFEE COMPANY
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



5. GOING CONCERN - Continued


funding through loans from officers, loans from financial institutions, or sale of its common capital stock, which will enable the Company to operate in the future.


Management recognizes that, if it is unable to raise additional capital, the Company cannot operate in the future.

                                    PART 111

Item 1.           Index to Exhibits

Exhibit
   no.

(2)      Charter and By-Laws
     (a) Articles of Incorporation of Peppermill Capital Corporation filed September 14, 1998 (filed herewith, page 51)
     (b)  Bylaws (filed  herewith,  page 55)
(3)  Instruments  Defining  Rights  of  Securities  Holders
     (a)  Text of stock certificates for common stock (filed herewith, page 66)
(5) Voting Trust Agreements None
(6) Material Contracts
     (a)  Not Made in the ordinary course of business
          (i) Transfer Agent and Registrant Agreement between Registrant and Nevada Agency & Trust Co., dated January 28, 1999 (filed herewith, page 67)
(10) Consent of experts and counsel
          (i)  Consent  of  Andersen  Andersen  &  Strong,   L.C.,   independent
               certified public accountants (filed herewith, page 70)
(11) Statement re computation of per share earnings Not applicable
(16) Letter of change in certifying accountant Not applicable
(21) Subsidiaries of the Registrant Not applicable
(24) Power of Attorney None
(99)          Addition Exhibits
                  None

ITEM 2. DESCRIPTIONS OF EXHIBITS

                         [Attached, pages 51 through 70]




                                 SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VANCOUVER'S FINEST COFFEE COMPANY
                                                   (Registrant)


                                        by  /s/  Kirsten Mide Wilson
                                           --------------------------
                                           President and Director

                                           Dated: May 26, 1999